Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-201464-01

August 15, 2016

BRIXMOR OPERATING PARTNERSHIP LP

Pricing Term Sheet

$500,000,000 3.250% Senior Notes due 2023

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated August 15, 2016 (the “Preliminary Prospectus Supplement”) of Brixmor Operating Partnership LP (“we,” “our,” or “us”) and accompanying prospectus dated January 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Brixmor Operating Partnership LP
Expected Ratings: (Moody’s / S&P /Fitch)*:	Baa3 (negative) / BBB- (negative) / BBB- (stable)
Security Type:	Senior Unsecured Notes
Pricing Date:	August 15, 2016
Settlement Date:	August 24, 2016 (T+7)
Maturity Date:	September 15, 2023
Interest Payment Dates:	September 15 and March 15 of each year, beginning on March 15, 2017
Principal Amount:	$500,000,000
Public Offering Price:	99.736%
Benchmark:	1.250% due July 31, 2023
Benchmark Price / Yield:	99-02 / 1.392%
Spread to Benchmark:	+ 190 basis points
Yield to Maturity:	3.292%
Coupon:	3.250%
Optional Redemption:	Make-whole call at T + 30 basis points
Par Call:	On or after July 15, 2023 (2 months prior to the maturity date)
CUSIP / ISIN:	11120VAD5 / US11120VAD55
Joint Book-Running Managers:

J.P. Morgan Securities LLC

Barclays Capital Inc.

Jefferies LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

US Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC SunTrust Robinson Humphrey, Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNY Mellon Capital Markets, LLC TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Brixmor Operating Partnership LP has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer or Brixmor Property Group Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting J.P. Morgan Securities LLC by mail at J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533; by contacting Barclays Capital Inc. by mail c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free at 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com; by contacting Jefferies LLC by mail at Attention: Debt Capital Markets, 520 Madison Avenue, 3rd Floor, New York, NY 10022, or by emailing DCMProspectuses@Jefferies.com, or by calling 1-877-877-0696; or by contacting Wells Fargo Securities, LLC by mail at Attention: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by calling (800) 645-3751 or by emailing: wfscustomerservice@wellsfargo.com.